                                    FORM 11-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549




(Mark One)

(X)  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

For the fiscal year ended December 31, 2002
                          -----------------


                                       or


( ) Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                 to
                                --------------    -------------

Commission file number 1-11720
                                      -------




                         ADVO, Inc. 401(k) Savings Plan
    ------------------------------------------------------------------------
                            (Full title of the plan)




                                   ADVO, Inc.
                                One Univac Lane,
                                  P.O. Box 755,
                             Windsor, CT 06095-0755
                ------------------------------------------------
           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                         ADVO, Inc. 401(k) Savings Plan

                                  Annual Report

                               Index to Form 11-K

                          Year Ended December 31, 2002






Report of Independent Auditors

Financial Statements:

         Statements of Assets Available for Plan Benefits as of
              December 31, 2002 and 2001

         Statements of Changes in Assets Available for Plan
              Benefits for the years ended December 31, 2002 and 2001

         Notes to Financial Statements

Supplemental Schedule:

   Schedule I - Schedule H, Line 4i -Schedule of Assets (Held at End of Year)

Signature

Exhibit 23 - Consent of Ernst & Young LLP

Exhibit 99 - Certification

                         Report of Independent Auditors

To the Plan Administrator of
ADVO, Inc. 401(k) Savings Plan

We have audited the accompanying statements of assets available for plan benefits of the ADVO, Inc. 401(k) Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                               \s\ Ernst & Young LLP

Hartford, Connecticut
June 16, 2003

                                   ADVO, Inc.
                               401(k) Savings Plan
                Statements of Assets Available for Plan Benefits




                                                        December 31,
                                             ----------------------------------
      Assets                                      2002                 2001
                                                  ----                 ----


   Investments at Fair Value                 $   72,360,782      $   75,268,954


   Receivables:
      Employees' Contributions                      351,436             338,555
          Employer's Contributions                  224,675             208,623
                                             --------------       -------------
          Total Receivables                         576,111             547,178
                                             --------------       -------------

  Assets Available for Plan Benefits          $  72,936,893        $ 75,816,132
                                              =============        ============


                 See accompanying notes to financial statements.

                                   ADVO, Inc.
                               401(k) Savings Plan
           Statements of Changes in Assets Available for Plan Benefits



                                                            Year-ended
                                                           December 31,
                                                --------------------------------
       Additions to assets attributed to:           2002                2001
                                                    ----                ----

Investment income (loss):
    Net realized and unrealized depreciation
      in fair value of investments              $(12,509,027)      $ (7,637,450)
    Interest                                         204,022            212,858
    Dividends                                        878,265          1,904,778

Contributions:
    Employee                                       8,815,374          7,505,562
    Employer                                       5,311,522          4,990,152
    Employee rollover                                592,884            559,122
                                                ------------       ------------

Total Additions                                    3,293,040          7,535,022

    Deductions to assets attributed to:

Benefit payments                                   6,967,216          9,064,320
                                                ------------       ------------

Transfer In                                          794,937               --
                                                ------------       ------------

Net decrease in assets available
   for plan benefits                              (2,879,239)        (1,529,298)

Assets available for plan benefits:
   Beginning of the year                          75,816,132         77,345,430
                                                ------------       ------------

   End of the year                              $ 72,936,893       $ 75,816,132
                                                ============       ============

                 See accompanying notes to financial statements.

                                   ADVO, Inc.
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 2002


A.   Description of the Plan

The following description of the ADVO, Inc. 401(k) Savings Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering all employees ("participants") of ADVO, Inc. (the "Company"). Participants are eligible to join the Plan on the first day of the month following the date of hire. Participants are eligible for the company match on the first day of the month following six months of continuous employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------

Participants may contribute up to 16 percent of their annual compensation on a pretax basis, as defined in the Plan. Participants may also contribute amounts representing rollover distributions from other defined contribution plans.

The Company contributes 100 percent of the first 6 percent of a participant's pay deferral contributions to the Plan.

All investment programs are fully participant directed. Participants direct the investment of their and the Company's contributions into various investment options offered by the Plan. The Plan currently offers nine investment options: three collective investment funds, four mutual funds, and two ADVO custom funds which include a fund with Company common stock.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and the Plan's earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
-------

Participants are immediately vested in their voluntary contributions and related employer matching contributions plus actual earnings thereon.

Payment of Benefits
-------------------

Upon termination of service, participants may elect to receive a lump-sum amount equal to the value of their account.

Loans
-----

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

                                   ADVO, Inc.
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 2002


Expenses of the Plan
--------------------

All costs and expenses of operation and administration of the Plan are paid by the Company.

Plan Termination
----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100 percent vested in their accounts. After payment of expenses, distributions would be made pro rata based on the value of such accounts.

ADVO Custom Funds
-----------------

Employer custom funds include the ADVO AXP New Dimensions Fund and the ADVO Stock Fund. Custom funds are unregistered custom separate accounts maintained by the Trustee and established by the Company for the benefit of the Plan and any other qualified plan of the Company. Ownership is represented by each plan's proportionate units of participation.

Although the performance of the custom fund is based on the performance of the underlying mutual fund or Company common stock, the value of a fund unit is different from the net asset value of the mutual fund or the price of one share of common stock. Changes in the unit value of the fund will be affected by price changes in the underlying mutual fund or common stock, earnings, dividends, interest and applicable fees and expenses of the fund. Additionally, the funds maintain highly liquid money market instruments which may contribute to differences in performance between the fund units and net asset value of the underlying mutual funds or common stock.

Transfer In
-----------

Effective January 1, 2002, the MailCoups Inc. 401(k) Savings Plan was merged into the Plan. MailCoups Inc.'s associates are entitled to the provisions of the ADVO Plan.


B.   Summary of Accounting Policies

Basis of Accounting
-------------------

The financial statements have been prepared on the accrual basis of accounting.

Valuation of Investments
------------------------

The fair value of investments in mutual funds is based on the quoted market prices of the shares held in these funds at year-end.

The fair value of investments in the collective investment funds and the ADVO custom funds is based on the net asset value ("NAV") of participation units held by the Plan at year-end. These NAVs are calculated based on the current market value of the underlying securities and the current number of units held by participants in these funds.

Participant loans are stated at their outstanding principal balances which approximate fair value.

                                    ADVO, Inc
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 2002


Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management believes that the estimates and related assumptions in the preparation of these financial statements are appropriate, actual results could differ from those estimates.


C.   Investments

The Plan's investments are primarily held by bank-administered trust funds. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's assets available for plan benefits are separately identified by the following "*".

                                                              December 31,
                                                 -------------------------------
                                                     2002               2001
                                                     ----               ----

Cash                                             $      3,217       $      3,121

Collective Investment Funds:
Merrill Lynch Income Accumulation Fund                     --          9,239,356  *
Merrill Lynch Retirement Preservation Trust        12,148,405  *              --
Barclays Global Investors Asset Allocation Fund     8,314,611  *       9,471,071  *
Barclays Global Investors S&P MidCap Stock Fund     6,812,202  *       6,041,626  *

Mutual Funds
Templeton Foreign Fund                              2,858,711          2,952,642
Barclays Global Investors S&P 500 Stock Fund       14,773,382  *      17,575,977  *
Lord Abbett Developing Growth Fund                  2,138,499          2,389,022
Merrill Lynch Retirement Reserves Money Fund        6,272,877  *       5,493,808  *

ADVO Custom Funds:
ADVO AXP New Dimensions Fund                       11,228,010  *      13,864,215  *
ADVO Stock Fund                                     4,959,684  *       5,680,370  *

Participant Loans                                   2,851,184          2,557,746
                                                 ------------       ------------


TOTAL                                            $ 72,360,782       $ 75,268,954
                                                 ============       ============

                                    ADVO, Inc
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 2002


During 2002 and 2001, the Plan's investments (including investments purchased, sold as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                     Net Realized and Unrealized
                                          Depreciation In Fair
                                          Value of Investments
                                   -------------------------------------
                                            2002                  2001
                                            ----                  ----

Collective Investment Funds        $     2,402,731      $        717,082
Mutual Funds                             5,646,951             4,149,112
ADVO Custom Funds                        4,459,345             2,771,256
                                   ---------------        --------------
                                   $    12,509,027      $      7,637,450
                                   ================     ================



D.   Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for plan benefits per the financial statements to the Plan's Form 5500:

                                                      December 31,
                                             -----------------------------
                                                2002             2001
                                                ----             ----
 Assets available for plan benefits
    per the financial statements         $     72,936,893     $     75,816,132
 Transfer from the MailCoups, Inc.
   401(k) Savings Plan                                 --              805,045
                                         ----------------     ----------------
 Assets available for plan benefits
    per the Form 5500                    $     72,936,893     $     76,621,177
                                         ================     ================




The following is a reconciliation of benefit payments per the financial statements to the Plan's Form 5500:

                                                 Year Ended December 31,
                                       --------------------------------------
                                             2002                  2001
                                             -----                 ----
Benefit payments per
   the financial statements            $      6,967,216      $     9,064,320
Less: Prior year amounts allocated
   to withdrawn participants                         --             (429,623)
                                       ----------------       --------------
Benefits paid to participants per
   the Form 5500                       $      6,967,216       $    8,634,697
                                       ================       ==============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                                    ADVO, Inc
                               401(k) Savings Plan
                          Notes to Financial Statements
                                December 31, 2002



E.   Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2002, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

                                                                      Schedule I


                                   ADVO, Inc.
                               401(k) Savings Plan
           Employer Identification Number 06-0885252, Plan Number 001
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2002



                                                         Description of Investment,
Identity of Issue, Borrower, Lessor                     Including Maturity Date, Rate of
         or Similar Party                                Interest, Par or Maturity Value               Current Value
-----------------------------------                     --------------------------------               -------------

Cash                                                                     --                            $       3,217

Collective Investment Funds:
    Merrill Lynch Retirement Preservation Trust                 12,148,405 units                          12,148,405
   Barclays Global Investors Asset Allocation Fund                 276,233 units                           8,314,611
   Barclays Global Investors S&P MidCap Stock Fund                 212,948 units                           6,812,202


Mutual Funds:
   Templeton Foreign Fund                                          344,009 units                           2,858,711
   Barclays Global Investors S&P 500 Stock Fund                    138,444 units                          14,773,382
   Lord Abbett Developing Growth Fund                              200,987 units                           2,138,499
   Merrill Lynch Retirement Reserves Money Fund                  6,272,877 units                           6,272,877

*ADVO Custom Funds:
   ADVO AXP New Dimensions Fund                                    490,838 units                          11,228,010
   ADVO Stock Fund                                                 188,380 units                           4,959,684


Participant Loans                                             Bear interest at rates ranging
                                                              from 5.25%-10.50% with
                                                              varying maturity dates                        2,851,184
                                                                                                       --------------

    TOTAL                                                                                              $   72,360,782
                                                                                                       ==============



*  Indicates party-in-interest to the Plan.

Cost column is not applicable because all investment programs are fully participant directed.

                                    SIGNATURE





     Pursuant to the requirements of the Securities Exchange Act of 1934, the ADVO, Inc., Associate Savings Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                                         ADVO, Inc.
                                                         401(k) Savings Plan





Date: June 27, 2003                     By: /s/ SCOTT ESPOSITO
      -------------                        ----------------------------
                                                 Scott Esposito
                                                 Vice President, Human Resources